

AMNION LIFE

2019 Report

Dear investors,

This was a difficult year for us as we lost he momentum we had built on our Reg CF crowdfunding here on Wefunder, where we raised $305,000 from 186 investors. We attempted a Reg D accredited crowdfund offering on a 3rd party but could not maintain the traction there. We canceled the Reg D offering and planned two private fundraising events in California in March of 2020, but both had to be canceled due to Coronavirus pandemic. We've had to slow development of Amniobed Golden Hour to a minimum and have paused work on regulatory and clinical tasks. We are in desperate need of funds to keep this project alive and get to our goal of first human trials for our device, but we are confident we will get there and we will change the field of neonatology and preterm infant care with our novel devices.

We need your help!

Due to Coronavirus fears, we've had to cancel our fundraising events and are in great need of funds in order to keep this project alive.

We will be re-launching a Reg CF offering on Wefunder very soon. We will attempt to raise minimum of $125,000 in order to maintain minimum continued operation by our engineering and to pay on-going accounting, legal and patent related costs. Our goal will be to raise $250,000 which will allow us to continue progress in development of Amniobed Golden Hour with Clinical and Regulatory teams back at work. If we raise maximum of $535,000, it will allow us significant resources for continued research and testing of Amniobed and we will be significantly closer to our goal of initial pilot human trial.

We will relaunch on Wefunder soon and need all the help in order to raise funds and keep this project alive.

Sincerely,

Amir Fassihi

Founder and CEO

Our Mission

The world is in desperate need of more sophisticated infant care. Despite ongoing technology advancements, current incubators and radiant warmers have many deficiencies that put preterm infants at risk for hypothermia. We believe our patented AmnioBed design can prevent hypothermia and save lives, reduce complications, improve short- and long-term outcomes, and decrease costs for millions of infants born preterm every year.

See our full profile

How did we do this year?

Report Card

B+

The Good

A huge pivot from Amniobed in order to develop 'Amniobed Golden Hour' as a new, more simplified product for L&D wards.

Completed all requirements and design of Amniobed Golden Hour, sourced and procured parts and completed the prototype.

Won 2nd place in Cleveland Clinic Amp'd Arena Medical Innovation Summit and 3rd place in UCSF/Stanford Pediatric Device Consortium

The Bad

Failed attempt on a Reg D accredited investor crowdfund. We failed to maintain momentum after our Reg CF raise.

Had to pause regulatory and clinical work to allow engineering to catch up and due to lack of funds from failed Reg D crowdfund.

Had to cancel two private fundraising events in CA due to Coronavirus. Failed to win an SBIR grant for the company.

2019 At a Glance

January 1 to December 31

$0
Revenue

-$568,029
Net Loss

$96,220 [18%]
Short Term Debt

$355,892
Raised in 2017

$56,332
Cash on Hand
As of 04/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nearly 15M infants worldwide are born premature. Due to underdeveloped organs, the dramatic shift from amniotic fluid to air puts them at risk for hypothermia, dehydration, and infections which can lead to sepsis, organ injuries, and even death. To substantially improve preterm infants' chances of survival and reduce the time needed in intensive care, we designed AmnioBed, a patented, cost-efficient, fluid-filled solution that mimics a mother's amniotic fluid.

The world is in desperate need of more sophisticated infant care. Despite ongoing technology advancements, current incubators have many deficiencies that put preterm infants at risk for serious organ injuries and even death. We believe our patented AmnioBed design can save lives, reduce complications, improve short- and long-term outcomes, and decrease costs for millions of infants born preterm every year.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Amnion Life LLC was incorporated in the State of California in May 2016.

Since then, we have:

- Raised $1.5M in three previous rounds.
- Key innovation: partially submerging infant in synthetic amniotic fluid that replicates the temperature and environment of the womb.
- Design and development of Amniobed Golden Hour. Sourced, procured and assembled 140 off-the-shelf and custom parts plus software.
- Amniobed patented in US [2 patents] and China and is pending in Europe, Japan, India and Australia. US patent issued on artificial placenta.
- 25% - 78% of very preterm infants in the US and 53% of very preterm infants in a large European study were hypothermic in the golden hour.
- Hypothermia in the first hour of life can lead to mild intellectual disability to severe cerebral palsy to sepsis and death

Historical Results of Operations

Our company was organized in May 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets*. As of December 31, 2019, the Company had total assets of $43,608, including $17,050 in cash. As of December 31, 2018, the Company had $165,362 in total assets, including $152,821 in cash.
- *Net Loss*. The Company has had net losses of $568,029 and net losses of $324,875 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $570,907 for the fiscal year ended December 31, 2019 and $517,323 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,011,000 in convertibles and $125,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Amnion Life LLC cash in hand is $56,332.47, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $12,000/month, for an average burn rate of $12,000 per month. Our intent is to be profitable in 36 months.

No significant material changes or trends in finances or operations since the financial report.

No change in revenue expected. Expenses are going to increase as we undertake pre-clinical testing and clinical trials.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -1,303%** **Earnings per Share: -$1,862.39**

Revenue per Employee: $0 **Cash to Assets: 39%** **Revenue to Receivables: ~** **Debt Ratio: 1,309%**

2018-2019_Amnion_Life_-_Financial_Statements_FINAL.pdf

2019_Amnion_Life_LLC_-_Financial_Statements.pdf

We ♥ Our 170 Investors

Thank You For Believing In Us

Leonard Helbig
Benjamin Baller
Patricia Mceachron
Sharath Ramesh
Illya Nayshevsky
Saeed Sadeghi
Mark Mulkern
Bethany Begnaud
Robert O'Connor
Jerome Baladad
David Spitz
James Scott
Okwudili C Amaechi
Tamim Mourad
Neville George
Alan Jay Schoenberg
Rudy Banerjee
David A. Kaiser
Scott Curtis
Sharon Shemtov
Eduard Abramov
Efosa AMAFIDON
William Gaffney
Chutei & Accamma VARK...
Pedro Rubio
Babak Kamkar
Abryl Rodriguez-Lopez
Scott Poniewaz
Junchao Shangguan
Sunil Patel
Adam Banter
Soufou Saechao
Paul Aho
Baron Huntington
Pavel Ledyan
Hok Gouw
Channa Obeyesekere
Muhamad Faizul Ramli
Siamak Daneshmand
Carl Hayes
Ondrej Vesely
Zachary Fallon
Manish Thakrar
Gail Lam
Kanchana Hettiarachchi
Richard Wendt
Mehdi Jalili
Aaron Mocek
Dudley Gilbert Jr
Viktor Szathmary
Stephen Persons
John Barry Bowen
Johnny Sun
Matt Huber
Luis Guillen Pineda
Tyrone Malloy
Rich Dreamlivn Newburn II
Gary Lardy
James George
Joseph CHRISTY
Cody Heisinger
Robert E Larson
Stephen William WALLS
Amir Tahernia
Brian Widrig
Yi Wah
Wesley Charles Dunn
Heather Joy Wilson
Guadalupe Alyssa Aceves
Mitesh S KAPADIA
Eliot Houman
Jaren Pilling
Ryan Ligvani
Greg TURKO
Nathan Schweizer
Ian White
Gregory Hohertz
Johnson Hor
George Weber
Keith Guerin
Monica C. Ahumada Heen
Alex Bartram
Cassey Cinqmars Fisher
Molly Ferris
Morris Gelman
Ady Permana
Nikki WILLIAMS
Pezhman Nazemi
Yuliang Liu
Mary Godinez
Dan O'Brien
Fresh Start
Jason Roben
Tracylee Cicero
Murad Nensey
Wassim Hassan Subratty
Katie Nepton
Sienna Imrie
Matthew Phillips
Early David Ehlinger
Carita Huckaby
Sushanto Calatur
Jason Samfield
Karen Smiley Swedick
Patricha Paul
Jay Seright
David Williams
Girish Amin
Keith Watson
Courtney Drayer
Jo Ann Zahra
Gloria Su
Christoph Lymbersky
Voyka Soto
Prodromos Lazarou
Sam Savage
Sarah BARRICK
Sara Pomare
Lucious Jones
David Pascoe
Bruce D Armstrong, DVM
Thaddeus Onwuka
Praveen Sridharan
Celine M Johnson
Kevin Kwok
Natalia G Nunez
Daniel Adrian Manriquez
Kole Gojcaj
Chad Westbrook
Tracey Raditz
Mike Deck
Cameron J. Figgins
Kiranmayi Komati
Jonathan Cherwa
Bradley Ryan
Sharo Khastoo
Van Duc Nguyen
Josef Stastny
Nik Milanovic
Vikash Kumar
Michael Teske
Troy Ochowicz
Susan Spidel
Nima Taheri
Russell Edward Schultz
Britney Neptune
Eric Stickney
Andre Harrell
Jeremy Foxx
Jeremy Hasbrouck
Yasmin Lopez
William Kirkpatrick
Chinta Mani Bajgai
Sayan Bandyopadhyay
Stelanie Lu Vetta Marshall
Amy T Mintner
Ronald Lieberman
Toni Butcher
Mahasti Mashhoon
Christopher Ward
Bil Corry
Johnny Jenkins
Jeremy Soister
John Khoukaz
James Russell
Ismail Aboumandour
Filipe Peerally
Randall Tipton
Amir Ghanouni
Jose Guillen PINEDA

Thank You!

From the Amnion Life Team



Amir Fassihi
Founder and CEO



Milos Radovanovic
Lead Engineer
Expert in engineering design, prototyping & initial fabrication, testing, installation, production



Milija Topalovic
Electrical Engineer
8 years experience in designing sensors and electronic components, Expertise in sensor physics



Molly Ferris
Business & Market Development Consultant
Expertise in strategic planning, pre-commercial regulatory, market entry alignment, medical industry



Radovan Bojovic
Mechanical Engineer
Drafting Mechanical Engineer, 30+ years experience in the design of machines/equipment, CAD Design



Evan Fisher
Unicorn Capital - Partner
Advises on strategic issues and capital raising. Raised $80+ million throughout career.



Brad Ryan
Management Team
Experience managing business operations in tech and entertainment.



Sean Mahsoul
WSGR - Law Firm
Sean Mahsoul is an attorney in the Palo Alto office of Wilson Sonsini Goodrich and Rosati.



Mohamed Zitouni
Procurement and Supply Chain Specialist
17 years experience in supply chain, Focus on technology, consumer products, and industrial systems



Joginder Mittal

Risk Management and Analysis, Hazard Identifion

Pharmaceutical/Medical Device Consultant, 15 years experience implementing Quality Management System



Mohamed Hamed, M.D., PhD

Neonatologist

PhD Pediatrics and Neonatology from Nagoya City University.



Michael Narvey, M.D.

Neonatologist

Section Head of Neonatology and Med Director of Child Health Transport at Uni Alberta in Edmonton.



Nathan Wolf

Clinical Consultant

Medical technology, regulatory, performance analytics consultant. BS Biomedical Engineering.



Joe Kaur, M.D.

Research Assistant

MD in Physiology and M.D. in Psychology.



Danny Chadha

Regulatory Consultant

18+ years in management of global regulatory risk and small to large teams.



Michael Drues, Ph.D.

Reguatory Consultant

Specializes in bringing medical products to market, Ph.D. in Biomedical Engineering



Hani Sharestan

Accountant/CPA

Partner at Wright Ford Young & Co.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Amir Fassihi	CEO @ Amnion Life	2016

Officers

OFFICER	TITLE	JOINED
Amir Fassihi	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Amir Fassihi	1,000,000 Class A Unites, Voting	77.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2018	$250,000		Other
04/2018	$761,000		Other
11/2019	$50,000	Safe	Section 4(a)(2)
03/2020	$50,000	Safe	Section 4(a)(2)
03/2020	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/21/2018	$761,000	2.0%	20.0%	$5,000,000	08/15/2018
09/12/2018	$250,000	2.0%	20.0%	$2,500,000	08/15/2018

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Bank of America	04/09/2020	$42,893	$42,893	17.74%	04/30/2025	Yes
American Express	04/09/2020	$35,534	$35,534	29.24%	04/30/2025	Yes

Related Party Transactions

Name	Amir Fassihi
Amount Invested	$116,226
Transaction type	Loan
Issued	12/01/2019
Outstanding principal plus interest	$118,794 as of 04/2020
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CEO/Founder

The amount owing to officers and directors relates to a shareholder loan which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe Notes	$76,000	$76,000	No
Phantom Equity Units	1,700	1,700	No
Profit Interest Units	11,244	11,244	No
Class B Units	292,812	292,812	No
Class A Units	1,000,000	1,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	2 Year Warrant issued to a single investor to purchase up to $50,000 SAFE notes at $7.5 million CAP and 10% discount.
Options:	0

Risks

We may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to our assets or profits and have no voting rights or ability to direct the Company or its actions.

Our management has broad discretion in using the net proceeds from the initial public offering and may not use them effectively

Legislative or regulatory reform of the healthcare system in our target markets may affect our operations and profitability.

We are subject to various laws and regulations, such as healthcare fraud and abuse laws, false claim laws and health information privacy and security laws, among others, and failure to comply with these laws and regulations may have an adverse effect on our business.

We need to protect our trademark, trade name and service mark rights to prevent competitors from taking advantage of our goodwill.

We may not be able to enforce our intellectual property rights throughout the world, which may be problematic.

Our products may be subject to reduced prices negotiated by certain group purchasing organizations that could adversely impact our product revenue.

We may not be able to build our marketing and sales capabilities or enter into agreements with third parties to market and sell our medical device products.

The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to costly product liability suits, or result in costly investigations and regulatory agency sanctions under certain circumstances if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Even if we obtain regulatory approval for a product candidate, our products and business will remain subject to ongoing regulatory obligations and review.

If our product candidates are approved for commercialization outside of the United States, we may be exposed to a number of risks associated with international business operations.

If the FDA or comparable regulatory authorities in other countries approve generic versions of our product candidates, or do not grant our product candidates a sufficient period of market exclusivity before approving their generic versions, our ability to generate revenue may be adversely affected.

Our medical device products may be subject to recalls, withdrawals, seizures or other enforcement actions by the FDA or comparable regulatory authorities in other countries if we fail to comply with regulatory requirements or previously unknown problems with our medical device products are discovered after they reach the market.

We may not be able to engage third-party CMOs to manufacture our approved medical device products on a commercial scale to meet commercial demand for our medical device products.

If we are unable to protect our trade secrets, the value of our AmnioBed technology and product candidate may be negatively impacted, which would have a material and adverse effect on our competitive position and prospects.

We may become involved in litigation to protect our intellectual property or enforce our intellectual property rights, which could be expensive, time-consuming and may not be successful.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed to us alleged trade secrets of their former employers or other clients.

We may be subject to claims from third parties that our products infringe their intellectual property rights.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

If we fail to comply with various procedural, document submission, fee payment or other requirements imposed by the USPTO or comparable patent agencies in other countries, our patent protection could be reduced or eliminated.

Changes in patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of protection of our patents.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

Healthcare laws and regulations may affect the pricing of our medical device products and may affect our profitability.

The commercial success of our medical device products depends on the availability and sufficiency of third-party payor coverage and reimbursement.

Our commercial success depends largely on our ability to protect our intellectual property.

Our products may not achieve market acceptance, which would be essential to our company's success. Furthermore, We may not be able to respond effectively to changing consumer preferences and demand.

The terms of approvals, ongoing regulations and post-marketing restrictions for our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if we obtain marketing approval for our product candidates in the United States, we or our collaborators may not obtain marketing approval for the same product candidates elsewhere.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

Our current pipeline product candidate, AmnioBed, requires extensive clinical data analysis, regulatory review and additional testing. Clinical trials and data analysis can be very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for AmnioBed does not provide positive results, we may be required to delay or abandon development of such product, which would have a material adverse impact on our business.

Our facilities are subject to extensive and ongoing regulatory requirements and failure to comply with these regulations may result in significant liability.

We have conducted, and may in the future conduct, clinical trials for our product candidates outside the United States and the FDA may not accept data from such trials.

We may encounter difficulties in enrolling patients in our clinical trials, which could be detrimental to business.

We are planning to pursue the FDA De Novo pathway for all of our current product candidates. If we are unable to rely on the De Novo regulatory pathway to apply for marketing approval of our product candidates in the United States, seeking approval of these product candidates through the PMA pathway would require full reports of investigations of safety and effectiveness, and the process of obtaining marketing approval for our product candidates would likely be significantly longer and more costly.

Our preclinical studies and clinical trials may not be successful and delays to such preclinical studies or clinical trials may cause our costs to increase and significantly impair our ability to commercialize our product candidates. Results of previous clinical trials or interim results of ongoing clinical trials may not be predictive of future results.

We may be unable to continually develop a pipeline of product candidates, which could affect our business and prospects.

We may be exposed to claims and may not be able to obtain or maintain adequate product liability insurance.

We depend on skilled labor, and our business and prospects may be adversely affected if we lose the services of our skilled personnel, including those in senior management, or are unable to attract new skilled personnel.

Our employees and our independent contractors, principal investigators, CROs, consultants or commercial collaborators, as well as their respective sub-contractors, if any, may engage in misconduct or fail to comply with certain regulatory standards and requirements, which could expose us to liability and adversely affect our reputation.

We may acquire businesses, products or product candidates, or form strategic alliances or create joint ventures, in the future, and we may not realize the benefits of such transactions.

System failures may disrupt our business operations and delay our product development programs and commercialization activities.

The marketing approval processes of the FDA and comparable regulatory authorities in other countries are unpredictable and our product candidates may be subject to multiple rounds of review or may not receive marketing approval.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We depend on third parties for clinical and commercial supplies, which could affect our business. We also rely on third parties to conduct our preclinical studies and clinical trials.

We expect that we will need further financing for our existing business and future growth, which may not be available on acceptable terms, if at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations. The failure to obtain further financing may also prevent us from capitalizing on other potential product candidates which may be more profitable than AmnioBed or for which there may be a greater likelihood of success.

We are an early-stage medical device company with no approved products and no historical product revenue, which may make it difficult for you to evaluate our business, financial condition and prospects.

We are primarily dependent on the success of our lead product candidate, AmnioBed, which is still in clinical development, and this product candidate may fail to receive marketing approval or may not be commercialized successfully.

We have not commenced commercial operations to date and our future profitability is uncertain.

Amir Fassihi is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Clinical Trials for the device do not meet Superiority classification requirements compared to previous devices currently on the market.

Competitors successfully challenging Company's patent and other intellectual properties and entering the market with similar devices.

The anticipated clinical trials do not confirm the safety and efficacy of the device. There is considerable harm and danger realized associated with the device which cannot be mitigated.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The medical device being developed may not pass the FDA requirements for safety and efficacy and may not receive the required regulatory requirements for sales and marketing of the device.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Amnion Life LLC

- California Limited Liability Company
- Organized May 2016
- 1 employees

2618 San Miguel Dr #149
Newport Beach CA 92660

http://amnion.life

Business Description

Refer to the Amnion Life profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Amnion Life has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/amnionlife/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*